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                                                                    Exhibit 4(k)

Kemper Investors Life Insurance Company
Kemper Drive, Long Grove, Illinois 60049-001


INDIVIDUAL RETIREMENT ANNUITY RIDER

As used in this Rider, "Contract" means the Contract or Certificate to which this Rider is attached. This Rider forms a part of the contract to which it is attached from the effective date of the contract. It expires concurrently with the contract and is subject to all the provisions, definitions, limitations and conditions of the contract not changed by this Rider. It is issued by Kemper Investors Life Insurance Company (we, us, ours) to qualify the coverage provided as an Individual Retirement Annuity ("IRA") as described under Section 408(b) of the Internal Revenue Code of 1986, as amended ("Code").

It is hereby agreed that the contract to which this Rider is attached is amended as follows:

Section 1.
OWNERSHIP - EXCLUSIVE BENEFIT - TRANSFERABILITY - NON FORFEITURE - NON
ASSIGNABLE

The annuitant will be the owner of any IRA established under this contract. This IRA is established for the exclusive benefit of the annuitant and his or her beneficiaries. The annuitant's interest in this IRA cannot be: transferred; forfeited; assigned; discounted; borrowed against; or pledged as security for any purpose.

Section 2.
PREMIUM PAYMENTS - LIMITATIONS

We will only accept cash contributions. Except in the case of a rollover contribution allowed by Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3), of the Code or a contribution to a Simplified Employee Pension Program ("SEP") described in Section 408(k), we will not accept contributions of more than $2,000 for any tax year. Pursuant to Code Section 219(c)(1), in the case of a spousal IRA, payments to all IRAs for any tax year can not be more than $4,000. No more than $2,000 of this amount can be credited to the IRA of either spouse. If the contract is an immediate Annuity Contract, no further contributions will be allowed.

Any refund of premiums will be applied, before the close of the calendar year that follows the year of the refund, toward; a. the payment of future contributions; b. the purchase of increased benefits. This does not apply to premiums that can be attributed to excess contributions.

Section 3.
TIME AND MANNER OF DISTRIBUTION

Notwithstanding any provision herein to the contrary, distribution of an annuitant's interest under this Section and Section 4 will be made in accordance with the minimum distribution rules of Sections 401(a)(9) and 408(b)(3) of the Code and the regulations thereunder. This includes the incidental death benefit provisions of Section 1.401(a)(9)-2 of the proposed regulations. All of these are herein incorporated by reference.

Distribution of an annuitant's interest must start by the first day of April after the calendar year in which he or she attains age 70 1/2. The election of one of the payout options must be made at least 60 days prior to the date it is to begin. For each succeeding year, distribution must be made on or before December 31. The payout option elected must result in distribution of equal or substantially equal payments which conform with one of the following: a. over the annuitant's life; b. over the annuitant's life and the life of his or her designated beneficiary; c. over a specified period that may not be longer than the annuitant's life expectancy; d. over a specified period that may not be longer than the joint life and last survivor expectancy of the annuitant and his or her designated beneficiary. A single sum payment may also be elected.

If payments under a chosen option are guaranteed, the period of guarantee may not exceed the annuitant's expected life, or the expected lives of the joint and last survivor of the annuitant and the secondary annuitant. This limit also applies to Option 1 under the contract.

Section 4.
DISTRIBUTION UPON DEATH

a Immediate Annuity Contracts

If this Rider is attached to an Immediate Annuity Contract and the annuitant dies, distribution will continue to be made, if due, as provided in the contract.

b. Other Annuity Contracts

If this Rider is not attached to an Immediate Annuity Contract, the rules that follow will apply.

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If the annuitant dies after distribution has begun, the unpaid portion of the annuitant's interest that remains will continue to be paid under the payout option in effect.

If the annuitant dies before a payout option has begun, the entire interest that remains must be distributed in accordance with one of the provisions that follow:

1. The annuitant's entire interest will be paid to the beneficiary by December 31 of the year containing the fifth anniversary of the annuitant's death.

2. If the annuitant's interest is payable to a beneficiary who is not the surviving spouse, and the annuitant has not elected b.1. of this section, then the entire interest will be distributed under Option 3 of the contract starting no later than December 31 of the year that follows the year of the annuitant's death. The period of guarantee will be the lesser of: a. ten years; or b. the expected life of the beneficiary.

3. If the beneficiary is the surviving spouse, the spouse may receive payout under: Option 2 or 3 of the contract; or b.1. of this section; or the spouse may treat the annuity as his or her own IRA. This election will be deemed to have been made if such surviving spouse: makes a regular IRA contribution to the contract; makes a rollover contribution to or from the contract; or fails to elect any other option provided. Payments under Option 2 or 3 must start prior to December 31st of the year in which the annuitant would have attained age
70 1/2. The surviving spouse must elect this option within 300 days after the annuitant's death. If not, we will payout under the method of b.2. of this section.

4. The entire interest will be paid in a lump sum to the annuitant's estate if: a. the annuitant has not designated a beneficiary prior to his or her death; or b. the beneficiary does not survive the annuitant.

Section 5.
REPORTS

We will send the annuitant an annual report on this IRA.

Section 6.
AMENDMENTS

We will send the annuitant a copy of any amendment needed to maintain the annuity on a tax-qualified basis in a timely manner. It will be deemed accepted by the annuitant unless returned to us within ten days of receipt.

Section 7.
OTHER ITEMS

The term Immediate Annuity means an annuity which at issue provides that a payout of benefits is scheduled to start within eleven months of its effective date. Unless otherwise provided, the annuitant must make an election at least 60 days before a payout is to start. The election is made by sending us a request in writing. An election takes effect only if we receive it while the annuitant is alive.

An individual may satisfy the minimum distribution requirements under Sections 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, the owner of the two or more IRAs may use the "alternative Method" described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements described above.

Life expectancy and joint and last survivor expectancy are computed by use of the return multiples contained in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancies will be calculated using the annuitant's or the annuitant's beneficiary's attained age at the time distribution is required to begin.

In the event of conflict between the foregoing provisions of this Rider and any provision of the contract, the Rider will override the contract. All other provisions of the contract remain in full force and effect.

Signed for the Kemper Investors Life Insurance Company at its home office in Long Grove, Illinois.


    /s/ Debra P. Rezabek                          /s/ Gale K. Caruso

        Secretary                                     President